PROKOM
SOFTWARE SA

FAX

02042366

to: **Division of Corporate Finance File No. 82-4700** — **[illegible] Exchange Commission, Washington, DC, USA** — **+1 (202) 942 9624**

from: **PROKOM Software S.A.**
81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

SUPPL

02 JUL -5 AM 10:21

date: 4 Jul 2002 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.1 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **Purchase of shares in Safe Computing Sp. z o.o. by Prokom Internet S.A. (subsidiary)**

The Management Board of Prokom Software S.A. informs, that:

Company received an information, that on 1 July 2002 Prokom Internet S.A. headquartered in Gdynia (dependent by 95% of votes at the General Shareholders' Meeting) had purchased from Mr. Grzegorz Pohorecki 19 shares in Safe Computing Sp. z o.o., at the nominal value of 100 PLN each share, for total amount of 1,900 PLN. Purchased shares constitute 47.5% of share capital and votes at General Meeting of Safe Computing Sp. z o.o., which defines shares purchased as being substantial value assets. Shares acquired by Prokom Internet S.A. will be paid for Prokom Internet S.A.'s own resources and presented in its books in the purchase price.

After the transaction Prokom Internet S.A. owns shares constituting 100% of share capital and votes at General Meeting of Safe Computing Sp. z o.o. By this way Prokom Software S.A. indirectly owns 95% of share capital and votes at the General Meeting of Safe Computing Sp. z o.o.

Safe Computing Sp. z o.o. specializes in supplying the most advanced software and equipment for the protection of electronic data and electronic transaction, which guarantee the protection of complex IT systems.

4 Jul 2002 Jacek Duch
Member of the Management Board

dlw 7/5

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL